06017598

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

RECEIVED OCT 1 1 2006 PROCESSING SECTION 203 WASH. D.C.

Date	September 29, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated :

SUPPL

September 29, 2006 **VNU Announces Second-Quarter 2006 Results**

With kind regards,
VNU bv

Marianne Damad

PROCESSED
OCT 2 6 2006
THOMSON FINANCIAL

dw 10/25

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

1.1.001 02.99

Press release

ADR FILE NR. 82-2876

Date September 29, 2006

VNU ANNOUNCES SECOND-QUARTER 2006 RESULTS*

Haarlem, the Netherlands – VNU Group B.V., a leading global information and media company, today announced its results for the second quarter of 2006. Pro forma operating revenue was EUR 943 million for the three months ended June 30, 2006, an increase of 6% in constant currency over the prior year. The 2006 amount excludes a EUR 71 million reduction in revenue due to the preliminary purchase price allocation (the "deferred revenue adjustment") related to the sale of the company to a group of private-equity investors on May 24, 2006. Operating revenue, including the deferred revenue adjustment, was EUR 872 million, up 2% including a favorable impact from foreign-currency translation.

VNU said its pro forma operating income for the second quarter was EUR 114 million, up 11% in constant currency, before items related to the sale of the company and excluding book gains in 2005. Including these items, VNU had a second-quarter operating loss of EUR 6 million, compared with operating income of EUR 101 million last year. The 2006 result includes EUR 34 million of transaction costs related to the sale of the company and a negative impact of EUR 71 million from the deferred revenue adjustment, among other smaller items. Operating income in 2005 benefited from a EUR 5 million gain from the disposition of an equity investment.

Summarizing its performance for the second quarter, the company said it continues to see good growth from expanded retail measurement, consumer panel and television audience measurement services, from new client initiatives and new products, and from U.S. trade shows and certain print and online media in Europe. The company noted that business was soft for ACNielsen in the U.S., and that its trade magazines continued to face a tough advertising climate in the U.S. and Europe.

Going forward, VNU said it has a solid platform of market-leading businesses to meet the growing demand for information among its clients, and it sees significant growth opportunities from expanding its reach and coverage, creating innovative products and integrated solutions to meet client needs, and enhancing its efficiency.

* *Results for the three months and the six months ended June 30, 2006 represent the sum of the amounts for the Predecessor period from April 1, 2006 through May 23, 2006 (the period prior to the sale of VNU to a consortium of private-equity investors), and for the Successor period from May 24, 2006 through June 30, 2006 (the period following the sale of VNU). This combination does not comply with U.S. GAAP or with the rules for pro forma presentation, but is presented in this manner because the company believes it enables a meaningful comparison of its results.*

VNU Group B.V. / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

First-Half Results

For the first six months of 2006, pro forma operating revenue was EUR 1,833 million, up 5% in constant currency from operating revenue of EUR 1,648 million in 2005. The 2006 amount excludes the deferred revenue adjustment of EUR 71 million described earlier. Including this adjustment, operating revenue was EUR 1,762 million, up 1% in constant currency. Pro forma operating income for the first half of 2006 was EUR 185 million, up 13% in constant currency, before items related to the sale of the company and excluding book gains in 2005. Including these items, operating income was EUR 21 million, compared with operating income of EUR 159 million in 2005. Operating income in 2006 was reduced primarily by EUR 78 million of transaction costs related to the sale of the company and EUR 71 million as a result of the deferred revenue adjustment. First-half 2005 results include a EUR 11 million book gain from the disposition of certain businesses.

VNU was acquired on May 24, 2006 through a public tender offer to shareholders by Valcon Acquisition B.V. ("Valcon"), an entity formed by investment funds affiliated with AlpInvest Partners, The Blackstone Group, The Carlyle Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co., and Thomas H. Lee Partners. The tender offer for the company's ordinary shares was settled on various dates from May 24, 2006 through June 14, 2006, and all of VNU's issued and outstanding preferred B shares were separately purchased by Valcon for EUR 102 million and such purchases were settled on various dates commencing May 24, 2006. In all, Valcon has acquired approximately 99.5% of VNU's issued and outstanding share capital, and has initiated a squeeze-out procedure, as referred to in the Dutch Civil Code, to acquire all of the company's remaining ordinary shares.

Second-Quarter Results by Segment

The following discussion of second-quarter operating revenue excludes the negative impact of the deferred revenue adjustment of EUR 71 million.

Marketing Information

Operating revenue in constant currency increased 4.5% to EUR 505 million, on rising sales of ACNielsen's retail measurement services in Latin America, Emerging Markets, Asia Pacific and Canada, the result of coverage expansion, client wins and the addition of a newly acquired business in Venezuela. Growth was partially offset by a decrease in retail measurement revenues in the U.S. due to competitive pressures and a difficult trading environment. Consumer panel revenue increased with new ad hoc projects in the U.S. and Canada and service expansion in Europe, while customized research revenue benefited from new projects in Emerging Markets.

Media Measurement & Information

Operating revenue in constant currency was EUR 268 million, up 11%, driven by continued strong demand for television audience measurement in the U.S., as Nielsen Media Research continued to expand its national and local coverage, and growth in international markets from advertising information services. Revenue also benefited from the addition of Nielsen BuzzMetrics, in which VNU acquired a majority stake earlier this year, partially offset by lower revenue from Nielsen Entertainment.

Business Information

Operating revenue in constant currency increased 2%, to EUR 170 million, due primarily to growth in VNU's recruitment media in the Netherlands, especially *Intermediair*, and growth in U.S. trade shows. U.S. print publication revenue was down 3%, due to a continued soft advertising market.

Finances

At June 30, 2006, total debt was EUR 6.6 billion and cash balances were EUR 492 million. Capital expenditures were EUR 71 million for the first six months of 2006, compared with EUR 87 million last year.

Conference Call and Webcast

VNU will hold a quarterly earnings conference call, hosted by CFO Rob Ruijter, at 9:00 a.m. U.S. Eastern Daylight Time (EDT) on Friday, September 29. The call will be audio-webcast live at www.vnu.com, and an archive will be available on the web site after the call. In addition, the company has posted its full second-quarter financial report at www.vnu.com.

Press release

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Computing, Intermediair) and trade shows. The privately held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. VNU employs nearly 41,000 people and had total revenues of EUR 3.5 billion in 2005. For more information, visit www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 92

VNU GROUP B.V.

Condensed Consolidated Statements of Income

(EUR IN MILLIONS)	Predecessor Three months ended June 30, 2005	Predecessor Period from April 1, 2006 through May 23, 2006	Successor Period from May 24, 2006 through June 30, 2006	Combined * Three months ended June 30, 2006
Operating revenues **	857	552	320	872
Costs of revenues, exclusive of depreciation and Amortization	417	264	178	442
Selling, general and administrative expenses	276	189	134	323
Depreciation and amortization	61	39	35	74
Transaction costs	-	34	-	34
Restructuring costs	2	5	-	5
Operating income (loss) **	101	21	(27)	(6)
Interest income	4	3	2	5
Interest expense	(27)	(15)	(46)	(61)
Gain (loss) on derivative instruments	15	(1)	(2)	(3)
Equity in net income of affiliates	5	4	2	6
Other income (expense), net	6	2	40	42
Income (loss) from continuing operations before income taxes and minority interests **	104	14	(31)	(17)
Provision for income taxes	(13)	(23)	(15)	(38)
Minority interests	-	-	-	-
Income (loss) from continuing operations	91	(9)	(46)	(55)
Discontinued Operations:				
Gain on sale of discontinued operations, net of tax	-	1	-	1
Net income (loss)	91	(8)	(46)	(54)
Preferred stock dividends	(2)	(1)	(1)	(2)
Net income (loss) available to common shareholders	89	(9)	(47)	(56)

* As described above, our combined results for the three months ended June 30, 2006 represent the sum of the amounts for the Predecessor period from April 1, 2006 through May 23, 2006 and for the Successor period from May 24, 2006 through June 30, 2006. This combination does not comply with US GAAP or with the rules for pro forma presentation, but is presented because we believe it enables a meaningful comparison of our results.

** Revenues for the period from May 24, 2006 through June 30, 2006 were reduced by a EUR 71 million purchase accounting adjustment. This deferred revenue adjustment also resulted in a corresponding reduction in operating income and income from continuing operations before income taxes and minority interests.